FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated August 8, 2007, regarding second quarter 2007 results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

	By:	/s/ Clara Mak
	Name:	Clara Mak
	Title:	Chief Financial Officer
Date: August 9, 2007

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated August 8, 2007, regarding second quarter 2007 results.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES SECOND QUARTER 2007 RESULTS

SHENYANG, CHINA — August 8, 2007 — 3SBio Inc. (NASDAQ: SSRX), a leading China- based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Second Quarter 2007 Financial Highlights:

•	Total net revenues increased 49.2% over the second quarter 2006 to RMB43.1 million (US$5.7 million).

•

Net revenue from our flagship recombinant human erythropoietin products, or EPO products, marketed under our EPIAO brand, increased 31.7% over the second quarter 2006 to RMB30.0 million (US$3.9 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin products, or TPO products, marketed under our TPIAO brand, increased 263.4% over the second quarter 2006 to RMB9.6 million (US$1.3 million).

•	Operating income increased 69.6% over the second quarter 2006 to RMB13.8 million (US$1.8 million).

•	Net income increased 268.9% over the second quarter 2006 to RMB23.3 million (US$3.1 million).

•

Net income per ordinary share and net income per American Depositary Share (“ADS”) for the second quarter 2007 were RMB0.15 (US$0.02) and RMB1.07 (US$0.14) respectively, compared to RMB0.06 and RMB0.44 respectively for the second quarter 2006. Each ADS represents seven of ordinary shares.

Dr. Jing Lou, chief executive officer of 3SBio, commented, “We are pleased to report another quarter of strong performance, driven by continued execution of our business strategy and solid growth in our core product portfolio. Sales in our flagship EPO product, EPIAO, increased 31.7% over the second quarter of 2006. According to the latest IMS Health data and our internal data, our EPIAO products continued to be the market leader in the first quarter of 2007 both in terms of revenues and sales volume, with market shares of approximately 36% and 30%, respectively. In addition, 3SBio was awarded exclusive access for all the solution dosage forms of EPIAO in 19 hospitals in the Beijing military hospital system under management by the Health Administration of the People’s Liberation Army, further enhancing our market position and brand recognition. Our newest proprietary TPO product, TPIAO, continued to grow rapidly, up 263.4% over the second quarter of 2006, now representing 22.3% of our total revenue for the second quarter 2007.”

“We have also advanced on a number of strategic and operational fronts, including development of our sales and marketing staff, operational systems integration, expansion of our manufacturing facilities, and improved financial reporting and compliance. Together, our steady execution and ability to deliver strong financial results quarter after quarter underpin our belief in our vision and strategy. I am confident that our continued focus on growth, margins and profitability will lead to positive returns for our shareholders.”

Second Quarter 2007 Unaudited Financial Results

Net Revenues. Our net revenues amounted to RMB43.1 million (US$5.7 million) in the second quarter 2007 compared to RMB28.9 million net revenues for the second quarter 2006, representing an increase of 49.2%, primarily attributable to the continued growth of our flagship EPO product, EPIAO, as well as rapid sales growth in our TPO product, TPIAO. Net revenues from EPIAO increased by 31.7% from RMB22.8 million in the second quarter 2006 to RMB30.0 million (US$3.9 million) in the second quarter 2007. Net revenues from TPIAO increased 263.4% over the second quarter 2006 to RMB9.6 million (US$1.3 million). Our TPIAO products remained our second largest revenue contributor, accounting for 22.3% of total net revenues for the second quarter 2007 as compared to 9.2% in the second quarter 2006. Sales from our in-licensed Iron Sucrose supplement, Tietai, also continued to grow steadily, accounting for 1.3% of our overall sales in the second quarter 2007.

Gross Profit. Gross profit increased 51.5% to RMB39.1 million (US$5.1 million) for the second quarter 2007 from RMB25.8 million in the second quarter 2006. Gross margin was 90.8% in the second quarter 2007, up from 89.4% in the second quarter 2006.

Income from Operations. Operating income for the second quarter 2007 was RMB13.8 million (US$1.8 million), representing a 69.6% increase, compared to RMB8.1 million in the second quarter 2006, primarily due to increased operating leverage from continued sales growth. Operating margin for the second quarter 2007 was 31.9%, up from the 28.1% in the second quarter 2006, attributable to continued operational improvements in our manufacturing and sales platforms through increased product offerings and scale of operations

Operating Expenses. Our total operating expenses increased by 43.2% from RMB17.7 million in the second quarter of 2006 to RMB25.3 (US$3.3 million) in the second quarter 2007. This increase was primarily due to increased selling and promotional expenses resulting from continued sales growth. However, selling expenses as a percentage of revenue improved from 49.0% in the second quarter 2006 to 46.8% in the second quarter 2007 as a result of improved economies of scale.

Other Income (Expense), net. Net other income increased by RMB12.0 million in the second quarter of 2007, as compared to net other expense of RMB0.8 million in the second quarter of 2006, primarily as a result of increased interest income.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, our income before income tax expense and minority interests increased by 240.0% from RMB7.3 million in the second quarter 2006 to RMB25.0 million (US$3.3 million) for the second quarter 2007.

Income Tax Expense. Our income tax expense increased by 58.9% from RMB1.0 million for the second quarter 2006 to RMB1.6 million (US$0.2 million) for the second quarter 2007 mainly contributable to increased taxable income in the second quarter 2007 as a result of our increased profitability. The effective tax rate was 6.4% for the second quarter 2007, lower than the 13.6% for the prior year period, mainly attributable to more non-taxable interest income earned from IPO proceeds.

Net Income. As a result of the foregoing, our net income increased by 268.9% from RMB6.3 million for second quarter 2006 to RMB23.3 million (US$3.1 million) for the second quarter 2007.

Six months ended June 30, 2007 Unaudited Financial Results

Net revenues. Our net revenues increased by RMB21.5 million, or 37.8%, from RMB56.9 million for the six months ended June 30, 2006 to RMB78.4 million (US$10.3 million) for the six months ended June 30, 2007. This increase was primarily attributable to net revenues of RMB17.2 million (US$2.3 million) from TPIAO in the second half of 2007, our new product launched in January 2006, which has now become our second largest revenue contributor, accounting for 21.9% of total revenues for the six months ended June 30, 2007. We also experienced significant growth in our flagship EPIAO. Net revenues from EPIAO increased by RMB10.1 million, or 22.3%, to RMB55.1 million (US$7.2 million) for the first six months of 2007. The increase was primarily attributable to increased sales of our EPIAO in the second quarter. The resumption in sales growth of our EPIAO also demonstrated the contribution from our specialized oncology sales force newly set up in the first quarter of 2007, bolstering our efforts to focus on the growing oncology market in China.

Net Income. Net income for the first half of 2007 increased RMB25.7 million to RMB39.5 million (US$5.2 million) compared with RMB13.8 million for the same period in 2006. Net income per ordinary share and net income per ADS for the first half of 2007 increased to RMB0.28 (US$0.04) and RMB1.96(US$0.26) respectively from RMB0.14 and RMB0.97 respectively in the comparable period in 2006.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.6120 to US$1.00, the noon buying rate for US dollars in effect on June 29, 2007 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Business Highlights

Pre-filled Syringe EPO – Plans to launch pre-filled syringe EPIAO products within 2007 are progressing in line with management expectations. In addition, in July 2007, 3SBio Inc. was awarded exclusive access for all the solution dosage forms of EPIAO in 19 hospitals in Beijing military hospital system under management by the Health Administration of the People’s Libration Army, further boosting market penetration and brand name recognition.

TPIAO Performance – TPIAO remains a key growth driver for 3SBio, as it continues to grow rapidly, reaching RMB9.6million (US$1.3 million) in sales, accounting for 22.3% of total sales revenues for the second quarter of 2007.

Sales and Marketing – 3SBio has made good progress with the training of its specialized oncology and nephrology sales teams, with 80% of the sales force having completed training by the end of the second quarter, and the remaining 20% expected to complete training by the end of the third quarter 2007. 3SBio has also extended its marketing strategy with a detailed plan to expand its hospital penetration, targeting a total of 121 additional hospitals in 14 provinces. Furthermore, the company has built a specialized business development team to work with its strategic partners to enhance the company’s marketing initiatives in overseas markets.

New Plant and Upgrade of Current Facilities – Construction of 3SBio’s new manufacturing facility in Shenyang is on schedule, with ground breaking and the first phase of the development plan on track to be completed by the end of 2007. The hiring of European consultants to assist with EMEA compliance is currently under way, and the foundation of the new facility is expected to be completed by the end of 2007. Upgrades to our other facilities to meet EMEA requirements are also on target, and will be near completion in 2008.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Thursday, August 9, 2007 to discuss its 2007 second quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9564 / (UK) +44 (0)20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until August 23, 2007 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3765910; and (HK) +852 2287 4304, Passcode: 107 110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com/en/News/ShowInfo_nnn5.aspx?ID=64 .

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact:	Investor Relations (US):
Clara Mak, CFO	Mahmoud Siddig, Director
3SBio Inc.	Taylor Rafferty
No.3 A1, Road 10,	205 Lexington Avenue
Shenyang Development Zone	8th Floor
Shenyang, China 110027	New York, NY 10016
+86 (24) 2581 1820	+1 (212) 889-4350
IR@3sbio.com	3sbio@taylor-rafferty.com
www.3SBio.com	www.taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dooley
Taylor Rafferty	Taylor Rafferty
3213 Cosco Tower	205 Lexington Avenue
183 Queen’s Road Central	8th Floor
Hong Kong, China	New York, NY 10016
+852 3196 3712	+1 (212) 889-4350
3sbio@taylor-rafferty.com	3sbio@taylor-rafferty.com
www.taylor-rafferty.com	www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Consolidated balance sheets

(expressed in thousands)

	December 31 2006 Audited RMB	June 30 2007 Unaudited RMB	June 30 2007 Unaudited US$
Assets

Current assets

Cash and cash equivalents
Accounts receivable, less allowance for doubtful accounts:	25,372	870,375	114,342
December 31, 2006 – RMB4,871; June 30, 2007—RMB4,946 (US$650)	37,402	48,510	6,373
Inventories	8,682	6,929	910
Prepaid expenses and other receivables	14,872	8,021	1,054
Deferred tax assets	2,154	1,660	218

Total current assets	88,482	935,495	122,897

Long term investment	—	10,012	1,315
Property, plant and equipment, net	43,142	42,876	5,633
Lease prepayments	9,600	9,423	1,238
Deferred tax assets	1,251	938	123

Total assets	142,475	998,744	131,206

Liabilities

Current liabilities

Short-term bank loans	15,000	25,000	3,284
Accounts payable	1,769	1,935	254
Deferred grant income	611	374	49
Accrued expenses and other payables	16,318	30,700	4,033
Income tax payable	1,167	2,884	379
Amounts due to related parties	4,225	1,023	134
Other current liabilities	92	56	7

Total current liabilities	39,182	61,972	8,140

Long-term bank loans	25,000	—	—
Deferred grant income	3,900	3,712	488
Other liabilities	585	557	73

Total liabilities	68,667	66,241	8,701

Commitments and contingencies
Minority interests	474	559	73

Shareholders’ equity

Share capital—ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,084,155 shares issued and outstanding as of June 30, 2007	80	122	16
Additional paid-in capital	80,286	915,264	120,240
Accumulated other comprehensive loss	—	(15,903)	(2,089)
(Accumulated deficit)/Retained earnings	(7,032)	32,461	4,265

Total shareholders’ equity	73,334	931,944	122,432

Total liabilities and shareholders’ equity	142,475	998,744	131,206

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	22,791	30,008	3,942
TPIAO	2,647	9,618	1,264
Intefen	817	811	107
Inleusin	300	272	36
Export	2,199	1,645	216
Iron	33	581	76
Others	66	118	15

Total	28,853	43,053	5,656
Cost of revenues	(3,061)	(3,972)	(522)

Gross profit	25,792	39,081	5,134

Operating expenses
Research and development expense	(1,156)	(1,876)	(246)
Sales, marketing and distribution expense	(14,142)	(20,141)	(2,646)
General and administrative expense	(2,388)	(3,314)	(435)

Total operating expenses	(17,686)	(25,331)	(3,327)

Operating income	8,106	13,750	1,807

Other (expense)/income, net

Interest income	69	11,242	1,477
Interest expense	(1,178)	(263)	(35)
Grant income	535	269	35
Others	(189)	(31)	(4)

Total other (expense)/income, net	(763)	11,217	1,473

Income before income tax expense and minority interests	7,343	24,967	3,280
Income tax expense	(1,001)	(1,591)	(209)

Income before minority interests	6,342	23,376	3,071
Minority interests, net of tax	(15)	(35)	(5)

Net income	6,327	23,341	3,066

Net income per share:
Basic and diluted	0.06	0.15	0.02

Basic weighted average number of shares outstanding	100,000,998	152,084,155	152,084,155
Effect of dilutive potential shares	—	13,071	13,071

Diluted weighted average number of shares outstanding	100,000,998	152,097,226	152,097,226

Net income per ADS:
Basic and diluted	0.44	1.07	0.14

Basic weighted average number of ADSs outstanding	14,285,857	21,726,308	21,726,308
Effect of dilutive potential ADSs	—	1,827	1,827

Diluted weighted average number of ADSs outstanding	14,285,857	21,728,135	21,728,135

3SBio Inc. and subsidiaries

Unaudited consolidated statements of income

(expressed in thousands, except per share per ADS and other share and ADS data)

	For the Six Months Ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Net Revenues:
EPIAO	45,075	55,126	7,242
TPIAO	4,958	17,184	2,258
Intefen	2,404	1,766	232
Inleusin	623	572	75
Export	3,593	2,295	301
Iron	—	1,126	148
Others	276	357	47

Total	56,929	78,426	10,303
Cost of revenues	(5,719)	(6,902)	(907)

Gross profit	51,210	71,524	9,396

Operating expenses
Research and development expense	(1,588)	(4,063)	(534)
Sales, marketing and distribution expense	(26,731)	(35,714)	(4,692)
General and administrative expense	(5,645)	(6,405)	(841)

Total operating expenses	(33,964)	(46,182)	(6,067)

Operating income	17,246	25,342	3,329

Other (expense)/ income, net
Interest income	134	17,458	2,293
Interest expense	(2,512)	(672)	(88)
Grant income	1,269	781	103
Others	(180)	18	2

Total other (expense)/income, net	(1,289)	17,585	2,310

Income before income tax expense and minority interests	15,957	42,927	5,639
Income tax expense	(2,177)	(3,349)	(440)

Income before minority interests	13,780	39,578	5,199
Minority interests, net of tax	16	(85)	(11)

Net income	13,796	39,493	5,188

Net income per share:
Basic and diluted	0.14	0.28	0.04

Basic weighted average number of shares outstanding	100,000,998	141,105,129	141,105,129
Effect of dilutive potential shares	—	13,143	13,143

Diluted weighted average number of shares outstanding	100,000,998	141,118,272	141,118,272

Net income per ADS:
Basic and diluted	0.97	1.96	0.26

Basic weighted average number of ADSs outstanding	14,285,857	20,157,876	20,157,876
Effect of dilutive potential ADSs	—	1,877	1,877

Diluted weighted average number of ADSs outstanding	14,285,857	20,159,753	20,159,753

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